FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of September 2015

MEDIGUS LTD.
(Translation of registrant's name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

On September 29, 2015 the Medigus Ltd. (the “Registrant” or the “Company”) made available an updated investor presentation on its website. A copy of the investor presentation is attached hereto as Exhibit 99.1 and may be viewed in the Investor Relations section of the Company’s website at www.medigus.com.

Attached hereto are the following exhibits:

Exhibit 99.1	Investor Presentation – September 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: September 29, 2015	By:	/s/ Christopher (Chris) Rowland
Christopher (Chris) Rowland
Director and Chief Executive Officer